ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

June 12, 2020

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File Nos. 33-19228 and 811-05443) (the “Registrant”)

Dear Ms. Larkin:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 3, 2020 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on April 24, 2020 (the “Registration Statement”) for the purpose of registering Class R6 shares of Calamos Market Neutral Income Fund, Calamos Growth and Income Fund, and Calamos Global Equity Fund (the “Funds”), each a series of the Registrant. Your comments are summarized below, and followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment. With regard to footnote #1 to the expense table on page 1 of the prospectus, please explain why “Other Expenses” are based on estimated amounts for the current fiscal year.

Response. “Other Expenses” are estimated because the Funds have not previously offered Class R6 shares.

2.	Comment. With regard to footnote #3 to the expense table on page 1 of the prospectus, please include the end date for the expense limitation agreement in the footnote.

Response. The Funds have revised the disclosure as noted below and will conform disclosure in other parts of the registration statement where applicable.

The Fund’s investment advisor has contractually agreed through March 1, 2022 to limit the Fund’s annual ordinary operating expenses for Class R6 shares (as a percentage of average net assets) to 1.50% less the annual sub-transfer agency ratio for the Fund. The annual sub-transfer agency ratio is equal to the aggregate sub-transfer agency expenses common to the other share classes of the Fund divided by the aggregate average annual net assets of the Fund’s other share classes. For purposes of this expense limitation, operating expenses do not include taxes, interest, short interest, short dividend expenses, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any.

Calamos Advisors may recapture previously waived expense amounts within the same fiscal year for any day where the respective Fund’s expense ratio falls below the contractual expense limit up to the expense limit for that day. This undertaking is binding on Calamos Advisors and any of its successors and assigns. This agreement is not terminable by either party.

3.	Comment. Please confirm that the Registrant will comply with the requirements of the FAST Act Modernization and Simplification of Regulation S-K, Investment Company Act Release No. 10618 (Mar. 20, 2019), including adding hyperlinks where exhibits are incorporated by reference.

Response. The Registrant confirms that the amendment to be filed pursuant to Rule 485(b) under the 1933 Act will comply with the FAST Act requirements.

* * * * *

We hope that the foregoing responses adequately address your comments. The Registrant understands that it is responsible for the accuracy or inaccuracy of its Registration Statement notwithstanding any action or inaction on the part of the Staff.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin

Rita Rubin, Esq.

cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Tammie Lee, Esq., Assistant Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Erin F. Conklin, Esq., Ropes & Gray LLP

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